Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Preliminary Results From IMV’s Phase 2 Basket Trial Evaluating DPX-Survivac as a Combination Therapy in Patients with Advanced and Metastatic Solid Tumors To Be Presented at ESMO Congress 2019

Dartmouth, Nova Scotia, September 23, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company, today announced that preliminary results from its ongoing Phase 2 basket trial, evaluating DPX-Survivac in combination with Merck’s Keytruda® (pembrolizumab) and intermittent low dose cyclophosphamide (CPA) in patients with advanced and metastatic solid tumors, will be presented during the Immunotherapy of Cancer poster session at the European Society for Medical Oncology (ESMO) 2019 Congress, being held September 27 – October 1, 2019, in Barcelona, Spain.

Presentation Details

Poster Title: “Safety and efficacy results of the combination of DPX-Survivac, pembrolizumab and intermittent low dose cyclophosphamide (CPA) in subjects with advanced and metastatic solid tumours (preliminary results)”

Presenter: Henry J Conter, M.D., Medical Oncology Director, William Osler Cancer Centre Date and Time: Sept. 30, 2019, 12:00-13:00 CEST – poster will be displayed all day

Abstract Number: 1208P
Session Title: Immunotherapy of Cancer
Poster Display: Session 3, Poster Area – Hall 4

ESMO has published the official abstracts on its meeting website in advance of the ESMO Annual Meeting at 00:05 CEST on Sept. 23rd, 2019. The cut-off date for inclusion of data in the abstract was August 21st, 2019.

About the Phase 2 Basket Trial

IMV’s Phase 2 basket trial is an open label, multi-center study, evaluating DPX-Survivac across five cohorts of patients with bladder cancer, liver cancer (hepatocellular carcinoma), ovarian cancer, non-small cell lung cancer (NSCLC) and tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

Subjects will receive DPX-Survivac (SC: 2 x 0.25 mL every three weeks, followed by up to 11 x 0.1 mL every nine weeks), in combination with pembrolizumab (IV: 200 mg every 3 weeks cycle)

and CPA (oral: 50 mg BID on alternating weeks) across the five cohorts. The study is designed to assess primary endpoints of safety and objective response rate (ORR), with multiple secondary and exploratory measures.

The study included a safety lead-in, which included 20 patients from all five cohorts. The five cohorts are now expanded to recruit additional subjects following a Simon two stage design. Enrollment in the ovarian cancer cohort will be randomized 1:1 into two arms with and without CPA. All other cohorts will utilize a single-arm design and administer treatment with the triple combination. IMV expects to enroll 184 patients across clinical sites in the U.S. and Canada.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, Director of Communications, IMV
O: (902) 492-1819
E: ddavan@imv-inc.com